SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C. 20549

	Schedule 13D

		Under the Securities Exchange Act of 1934
	(Amendment No. 8)*

                       Natural Wonders, Inc.
	(Name of Issuer)

                           Common Stock
	(Title of Class of Securities)

	          639014109
	(CUSIP Number)

	Centennial Associates, L.P.
	900 Third Avenue, New York, NY  10022
	(212) 753-5150
                   Attention:  Joseph H. Reich
	(Name, Address and Telephone Number of Person
	Authorized to Receive Notices and Communications)

                               September 11, 2000
	(Date of Event which Requires Filing
	of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
 (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
			(continued on following page(s))



Cusip No.: 639014109

1)	Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
Person: Centennial Associates, L.P.
					 (13-2860099)

2)	Check the Appropriate Box if a Member of a Group
	(a) [   ]
	(b) [ X ]

3)	SEC Use Only:

4)	Source of Funds:               WC

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items
2(d) or 2(e):                      [   ]

6)	Citizenship or Place of Organization:       Delaware

	Number of		(7)  Sole Voting Power:	         1,908,344
	Shares
	Beneficially	(8)  Shared Voting Power:	      -0-
	Owned by
	Each			(9)  Sole Dispositive Power:	   1,908,344
	Reporting
	Person With   (10)  Shared Dispositive Power:      -0-

11)	Aggregate Amount Beneficially Owned by Each Reporting Person:
1,908,344

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                        [   ]

13)	Percent of Class Represented by Amount in Row (11):  23.67% based upon
7,837,406 shares of Common Stock outstanding as of the date hereof and including the deemed conversion of the Debentures and exercise of the Warrants held by Centennial.

14)	Type of Reporting Person:                PN

		This Amendment No. 8 to Schedule 13D, originally filed December 12, 1995 (the "Schedule 13D") by Centennial Associates, L.P., relates to the common stock (the "Common Stock") of Natural Wonders, Inc. (the "Company"), whose principal executive offices are at 4209 Technology Drive, Fremont, California 94538. Unless otherwise indicated all capitalized terms used herein shall have the same meanings as set forth in the Schedule 13D. All information previously disclosed in the Schedule 13D, except as set forth herein, is reconfirmed.
Item 3.	Source and Amount of Funds or Other Consideration.
		Item 3 of Schedule 13D is hereby supplemented by the addition of the following:
		Pursuant to the terms of a private offering (the "Offering") by the Company of 15% Convertible Subordinated Debentures (the "Debentures") and Warrants to Purchase Shares of Common Stock (the "Warrants"), by and among the Company and various purchasers including Centennial, Centennial purchased $250,000 of Debentures and Warrants to acquire 37,500 shares of the Company's Common Stock on September 11, 2000 (the "Closing Date"), in consideration for an aggregate cash payment of $250,000. The Debentures are convertible into 187,970 shares of Common Stock of the Company at the conversion price of $1.33 per share (the "Conversion Price") any time prior to the Debentures' maturity date of March 15, 2002. For each $50,000 of Debentures acquired, Centennial received a Warrant to acquire 7,500 shares of Common Stock of the Company at the exercise price of $1.33 per share (the "Exercise Price").
The Warrants are exercisable any time before three years from the Closing
Date.
		The funds used by Centennial for the purchase of the Debentures and Warrants under the Offering was furnished from contributions made to Centennial by its partners.
Item 4.  Purpose of Transaction.

		Item 4 of Schedule 13D is hereby amended and restated in its entirety as follows.
The purpose of the acquisition by Centennial of shares of Common Stock and Debentures and Warrants pursuant to the Offering is for investment.
Centennial may make further purchases of Common Stock from time to time and may dispose of any or all of such shares held by it at any time.  Centennial has no plan or proposal which relates to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of
Schedule 13D, except as follows:
(a)	pursuant to the terms of the Offering, Centennial has the option to convert the Debentures into Common Stock at the Conversion Price and/or exercise the Warrants to purchase Common Stock at the Exercise Price.
Item 5.	Interest in Securities of the Issuer.
		Item 5(a) of Schedule 13D is hereby amended and restated in its entirety as follows:
		(a)	As of the date hereof, Centennial is deemed to beneficially
own 1,908,344 shares of the Common Stock, which includes 1,682,874 shares of outstanding Common Stock, the 187,970 shares of Common Stock to be issued upon conversion of the Debentures and the 37,500 shares of Common Stock to be issued upon the exercise of the Warrants pursuant to the terms of the
Offering, constituting approximately 23.67% of the shares deemed outstanding.
 The percentages used herein are based upon the 7,837,406 shares of Common
Stock stated by the Company to be outstanding as of March 31, 2000 in the
Company's Form 10-K filed with the SEC for the quarter ended January 29, 2000, the 187,970 shares of Common Stock to be issued upon conversion of the
Debentures by Centennial and the 37,500 shares of Common Stock to be issued upon the exercise of the Warrants by Centennial pursuant to the terms of the
Offering.
		Item 5(c) of Schedule 13D is hereby supplemented by the addition of the following:
		(c)   Other than the deemed purchase of shares of Common Stock
pursuant to the Offering, the Reporting Persons have not been involved in any share transactions involving the Company during the last sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
   Item 6 of Schedule 13D is hereby supplemented by the addition of the following:

Pursuant to the terms of the Offering, the Company granted to Centennial the right to convert the Debentures and exercise the Warrants.




SIGNATURES
		After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  September 21, 2000

						CENTENNIAL ASSOCIATES, L.P.

						By: /s/Joseph H. Reich
						    Joseph H. Reich
						    General Partner







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